FORMULA SYSTEMS (1985) LTD.
5 HaPlada Street, Or Yehuda 60218, Israel

February 28, 2013

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 2, 2013

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Formula Systems (1985) Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Tuesday, April 2, 2013, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.	To re-elect Mr. Marek Panek and Ms. Dafna Cohen, and to elect Mr. Rafal Kozlowski, to the Company’s Board of Directors, each for a term expiring at our next Annual General Meeting of Shareholders;
2.	To elect Mr. Eli Zamir and Ms. Iris Yahal as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and to approve the terms of their compensation;
3.	Subject to his re-election pursuant to Item 1 above, to approve the compensation to be paid to Mr. Kozlowski as a member of the Board of Directors; and
4.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2012 and until the next annual general meeting of shareholders.

In addition, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2011.

Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on February 26, 2013 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 60218, Israel, Attention: Chief Financial Officer.

Sincerely,

Guy Bernstein
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.
5 HaPlada Street, Or Yehuda 60218, Israel
+972-3-538-9487

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Formula Systems (1985) Ltd., or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Tuesday, April 2, 2013, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card are being distributed to shareholders and holders of our ADRs on or about February 28, 2013.

Solicitation of Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If your shares are held via our Israeli registrar for trading on the Tel-Aviv Stock Exchange, or the TASE, you should deliver or mail (via registered mail) your completed proxy to our offices at 5 Haplada Street, Or Yehuda, Israel, Attention: Chief Financial Officer, together with a proof of ownership (“ishur baalut”), as of the Record Date, as defined below, issued by your broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting.

Under the terms of the Deposit Agreement by and among our company, The Bank of New York Mellon, as Depositary, and the holders of our American Depositary Receipts, or ADRs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of shares represented by ADRs in accordance with the instructions provided by the holders of ADRs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the shares represented by the ADRs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADRs in accordance with the recommendation of the Board of Directors of the Company as advised by the Company in writing, except that the Depositary shall not vote the shares represented by ADRs with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

Proxies are being distributed to shareholders on or about February 28, 2013. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Record Date; Outstanding Voting Securities; Voting Rights

We have, authorized and outstanding, one class of equity securities, designated ordinary shares, nominal value of NIS 1.00 per share, or ordinary shares. We had issued and outstanding, as of February 15, 2013, 13,596,000 ordinary shares. All of the issued and outstanding ordinary shares have equal voting rights, and will be entitled to be voted at the Meeting. The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights.

Only shareholders and ADR holders of record at the close of business on February 26, 2013, or the Record Date, will be entitled to notice of, and to vote at, the Meeting

The holders of twenty-five percent (25%) of the outstanding ordinary shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, then any two (2) shareholders present in person or by proxy shall constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This results from a broker not receiving any instructions from its customer concerning voting on a particular proposal, in which case the broker, as a holder of record, is permitted to vote on “routine” matters, which include the appointment of the independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. Each proposal details the voting majority required in order for such proposal to be approved.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will also not be counted for voting purposes.

We have received an indication from our principal shareholder, Asseco Poland S.A., or Asseco, which holds approximately 50.2% of our 13,596,000 issued and outstanding ordinary shares eligible to vote at the Annual Meeting, that it presently intends to vote for all of the nominees for director and external director and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares and ADRs.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of February 15, 2013 regarding the beneficial ownership of our ordinary shares by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares and (ii) all of the directors and executive officers of our company as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Ownership(2)
Asseco Poland S.A.(3)	6,823,602		50.2%
Menora Mivtachim Holdings Ltd.(4)	746,470	(4)	5.5%
Clal Insurance Enterprises Holdings Ltd.(5)	1,089,817	(5)	8.0%
Harel Insurance Investments & Financial Services Ltd.(6)	759,824	(6)	5.6%
All directors and executive officers as a group (6 persons)	0	(7)	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 13,596,000 ordinary shares issued and outstanding as of February 15, 2013.
(3)	Based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.
(4)	Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. 61.986% of Menora Holdings’ outstanding shares are held directly and indirectly by Menachem Gurevitch, 2.76% are held by other affiliates of Menora Holdings and 38.135.38% are publicly held. Of the 746,470 ordinary shares reported as beneficially owned by Menora Holdings (i) 720,352 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 26,118 ordinary shares are beneficially held for its own account.
(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 55% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. Pursuant to Amendment No. 7 to Schedule 13G filed on February 14, 2013, all of the 1,089,817 ordinary shares reported as beneficially owned by Clal Insurance are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.
(6)	Harel Insurance Investments & Financial Services Ltd., or Harel, is an Israeli public company whose shares are traded on the TASE. Based on publicly available information, its principal shareholders are members of the Hamburger family (who own, collectively, approximately 50.03% of its outstanding shares). Pursuant to Amendment No. 3 to the Schedule 13G that Harel filed with the SEC on February 13, 2013, of the 759,824 ordinary shares reported as beneficially owned by Harel (i) 710,639 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 49,185 ordinary shares are beneficially held for its own account.
(7)	In April 2010, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter. Because of the foregoing limitations on voting and investment power, none of the ordinary shares and options held by Mr. Bernstein are deemed to be beneficially owned by him. Besides Mr. Bernstein, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options) either.

PROPOSAL 1:
ELECTION OF THREE DIRECTORS

According to the Israeli Companies Law, 5759-1999, or the Companies Law, and our articles of association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our articles of association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our board of directors currently consists of five directors, including two external directors appointed in accordance with the Companies Law whose terms will be expiring and who will be replaced, assuming the election at the Meeting of the nominees for external director pursuant to Proposal 2). Our directors, other than the external directors, are elected at each annual general meeting of shareholders. All of the members of our board of directors, other than external directors (whose term of office is described in Proposal 2), may be re-elected for an unlimited number of terms upon completion of their then-current term of office. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

Of our current three directors (which excludes external directors), two directors — Mr. Marek Panek and Ms. Dafna Cohen — have been nominated for re-election at the Meeting, while the remaining director, Mr. Rafal Kozlowski, was first appointed to the board of directors by our board in August 2012 and has been nominated for election by our shareholders at the Meeting, to serve his initial complete term on the board.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

Each of the nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a director if elected or re-elected (as appropriate). We do not have any understanding or agreement with respect to the future election of any of the nominees named.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the three (3) nominees named below as directors.

Marek Panek has served as one of our directors since November 2010. Since January 2007, Mr. Panek has served as Vice President of the Management Board and Director of the Sales Coordination and Partners Co-operation Department of Asseco, where he supervises the Marketing Department, PR & IR Department and the Office of EU projects. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Asseco DACH (since August 2008), director of Sintagma UAB (since July 2008), Chairman of the Board of Asseco Resovia S.A. (since August 2010) and member of the Supervisory Board of Asseco Central Europe, a.s .(since November 2009). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania. Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the Department of Electronics in Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having earned a Master of Engineering degree.

Rafal Kozlowski has served as one of our directors since August 2012. Since June 2012, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski is also a member of the Asseco Group Board of Directors. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company's financial management. Mr. Rafa|fl Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding's IPO process at the Warsaw Stock Exchange. From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at

Softbank S.A. where he was delegated to act as Vice President of Finance at the company's subsidiary Sawan S.A. Since 2007 till June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr, Kozlowski graduated of the University of Warsaw, obtaining Master's degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, and the International Accounting Standards Program organized by Ernst&Young Academy of Business in the years 2005-2006.

Dafna Cohen has served as one of our directors since October 2009 and a member of our audit committee since January 2011. Ms.Cohen also serves as director of XTL Biopharmaceuticals Ltd, Inventech Central Ltd. and Europort Ltd. Ms Cohen served as Director of Global Treasury of MediaMind Technologies from 2010 to 2011. Prior to that, Ms.Cohen served as Director of Investments and as a Treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A. in finance and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Proposed Resolution

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to re-elect each of Mr. Marek Panek and Ms. Dafna Cohen, and elect Mr. Rafal Kozlowski, as directors of the Company to serve until our next annual general meeting of shareholders and until their respective successors are duly elected.”

Majority Standard Required for Approval of Proposal

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect or re-elect (as appropriate) as directors each of the nominees named above.

Board Recommendation Concerning Proposal

The Board of Directors recommends a vote FOR the approval of the foregoing resolution.

PROPOSAL 2:
ELECTION OF EXTERNAL DIRECTORS
AND APPROVAL OF TERMS OF THEIR COMPENSATION

Election of External Directors

Under the Companies Law, the boards of directors of companies whose securities are publicly traded, including companies such as ours with shares listed on the TASE and ADRs listed on the NASDAQ Global Select Market, are required to include at least two members who qualify as external directors. The current three-year term of each of our current external directors, Dr. Ronnie Vinkler and Mr. Ofer Lavie, will expire in March 2013, thereby completing the second of two consecutive three-year terms for each of them. Our board of directors has nominated Mr. Eli Zamir and Ms. Iris Yahal to serve as our new external directors for a three-year term, subject to and effective upon their election by our shareholders at the Meeting.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders’ meeting, provided that either:

•	the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or
•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Companies Law (by reference to the Israeli Securities Law) as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

After an initial term of three years, an external director may be reelected to serve in that capacity for up to two additional three-year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders’ meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, the board of directors is required under the Companies Law to call a shareholders’ meeting to be held as soon as practicable to appoint a replacement external director.

Under the Companies Law, each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and, following an amendment to the Companies Law that was effective in December 2012, the compensation committee (which we are required to establish within a reasonable period of time following the amendment) must include all external directors then serving on the board of directors. Accordingly, if elected at the Meeting, Mr. Zamir and Ms. Yahal will be appointed by our board to serve as members of our audit committee and will also be appointed to our compensation committee when we establish such committee in accordance with the Companies Law.

Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to applicable regulations. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term, subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of the controlling shareholder of the company, or (ii) that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other prohibited relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder, any affiliation or other prohibited relationship with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term affiliation and the similar types of prohibited relationships include (subject to certain exemptions):

•	an employment relationship;
•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The term “office holder” is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with Companies Law regulations or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child, and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed, all members of the board of directors (excluding a controlling shareholder or a relative thereof) are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our Board of Directors to have accounting and financial expertise. However, if at least one of our other (non-external) directors (i) meets the independence requirements under the Securities Exchange Act of 1934, as amended, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our external directors is required to possess accounting and financial expertise as long as both possess other requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, in such a manner which allows him or her to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public service, (ii) an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) at least five years of experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office or a senior position in the company’s main line of business.

Our board of directors has determined that Ms. Yahal has accounting and financial expertise and Mr. Zamir possesses professional qualifications as required under the Companies Law. Our board of directors has also determined that Mr. Zamir and Ms. Yahal satisfy the requirements under the NASDAQ Listing Rules and SEC rules to serve on our board as independent directors.

Set forth below is certain information regarding the background and experience of Mr. Zamir and Ms. Yahal:

Eli Zamir currently serves as the CEO of Invest Pro Ltd., a private investment firm. From 1995 to 2002, Mr. Zamir served as a portfolio manager and from 2002 to 2007 Mr. Zamir served as the CEO of an underwriter. Mr. Zamir also currently serves as a director of Synopsis Ltd., a public company listed on the TASE. Mr. Zamir holds a B.A. degree in accounting and finance from Tel-Aviv University and an M.B.A. degree, from Ben Gurion University.

Iris Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our Company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University and is a certified public accountant in Israel.

Compensation of External Directors

Each of our non-employee directors (other than Ms. Dafna Cohen, our audit committee financial expert) receives compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002). The participation fee for a telephone meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and payment for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation.

If this Proposal 2 is approved, Mr. Zamir and Ms. Yahal, as external directors, would receive the above-described compensation that is payable to all non-employee directors

Our board of directors recommends that our shareholders approve the terms of compensation of Mr. Zamir and Ms. Yahal, consisting of the annual cash fee and the per-meeting cash fee.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the election of Mr. Eli Zamir and Ms. Iris Yahal as directors of Formula Systems (1985) Ltd. to serve as external directors for a three-year term until April 2, 2016, and the terms of their compensation as directors of Formula Systems (1985) Ltd. described in the Proxy Statement, dated February 28, 2013, with respect to the Meeting, be, and they hereby are, approved and confirmed in all respects.”

Majority Standard Required for Approval of Proposal

The election of Mr. Zamir and Ms. Yahal as external directors of our Company and the approval of the terms of their compensation as external directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either:

(i)	such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or
(ii)	the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company

Each shareholder voting at the Meeting or submitting the accompanying proxy card with respect to Proposal 2 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in either (i) the election of Mr. Zamir and Ms. Yahal as external directors or (ii) the approval of the terms of their compensation. If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Asaf Berenstin, our Chief Financial Officer, at 972-3-538-9487 or ir@formula.co.il. for instructions as to how to submit your proxy with respect to this Proposal 2.

Board Recommendation Concerning Proposal

The Board of Directors unanimously recommends a vote FOR (i) the election Mr. Zamir and Ms. Yahal as external directors and (ii) the approval of the above-described terms of their compensation.

PROPOSAL 3:
APPROVAL OF THE PAYMENT OF DIRECTOR COMPENSATION TO ONE DIRECTOR

At the Meeting, and subject to his election to the board of directors pursuant to Proposal 1 above, shareholders will be asked to approve the payment to Mr. Rafal Kozlowski of the below-described amounts, which are identical to the amounts paid to all other non-employee directors. Since his appointment to the board of directors in August 2012, Mr. Kozlowski has not been paid any compensation as a director. Our audit committee and our board of directors have approved such compensation.

As described in Proposal 2 above, each of our non-employee directors (other than Ms. Cohen, our audit committee financial expert) receives compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002). The participation fee for a telephone meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and payment for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment to Mr. Rafal Kozlowski of directors’ compensation identical to the compensation paid to the other non-employee directors of our Company, as described in the Proxy Statement, dated February 28, 2013, with respect to the Meeting, be, and they hereby are, approved and confirmed in all respects.”

Majority Standard Required for Approval of Proposal

Pursuant to the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Board Recommendation Concerning Proposal

The Board of Directors recommends a vote FOR the approval of the payment of directors’ compensation to Mr. Kozlowski.

PROPOSAL 4:
APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

At the Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2012 and until our next annual general meeting of shareholders, pursuant to the recommendation of our audit committee and board of directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants.

In accordance with applicable law and our articles of association, our board of directors has delegated to our audit committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of its services. With respect to fiscal year 2011, we (including our subsidiaries) paid Kost Forer Gabbay & Kasierer approximately $995,000 for audit and audit-related services, $269,000 for tax services, and approximately $106,000 for all other fees.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Formula Systems (1985) Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2012 and until its next annual general meeting of shareholders, be, and hereby is, ratified and approved.”

Majority Standard Required for Approval of Proposal

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Board Recommendation Concerning Proposal

The Board of Directors recommends a vote FOR the foregoing resolution.

Review and Discussion of Auditor’s Report and Consolidated Financial Statements

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be presented. We will hold a discussion with respect to the financial statements at the Meeting.

Our annual report on Form 20-F for the year ended December 31, 2011, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on May 15, 2012, is available through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Guy Bernstein
Chief Executive Officer

Dated: February 28, 2013